NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 24, 2018

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at April 2, 2018, unless otherwise specified)

TO OUR SHAREHOLDERS:

From the Chairman

You are invited to attend the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Thursday, May 24, 2018 at the Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares, and, if possible, by attending the annual general meeting where you can consider and vote on a number of important matters.

Thank you for your support as shareholders and I look forward to seeing you at the Meeting.

Douglas Penrose, CPA, CA
Chairman

From the President and CEO

Our Return to Growth

Through a year of cost challenges and flat markets, we came through the year with a strong balance sheet. We continued investing in key development, exploration and technology initiatives. With great assets, and a company-wide commitment to growth, we’re confident these investments will begin to bear fruit in 2018 and beyond.

In 2017 our investments in exploration, development and technology were the highest ever, from which we are beginning to see benefits and returns.

The recently proposed acquisition of Primero Mining Corp., which owns the San Dimas Mine, is very much in line with the Company’s 15-year strategy of growth through acquisition. In addition to always looking for ways to grow our business, we are in a constant fight to remain productive. Our efforts in plant modernization began over two years ago. There is no end in sight, but these exciting changes make First Majestic one of the leaders in moving the mining industry into the future. San Dimas will also benefit from this innovation.

In 2017, as in 2016, we continued our aggressive efforts to hire young talent while training and inspiring the entire workforce towards a culture of operational excellence. We remain committed to this very important path, and it represents a key focus point for us in 2018.

To bring more stability to our throughputs and grades, our high investments in R & D, underground development and exploration will continue through 2018. These efforts are expected to result in higher production and lower costs.

Some of the major capital investments continuing into 2018 include the roasting circuit at La Encantada, microbubbles at La Parrilla, Del Toro and La Guitarra, cylindrical milling at Santa Elena, new filter presses at San Martin and camp upgrades at La Encantada. Each of these projects contribute to our continuous strategy of improving operations to reduce costs and increase production.

One development in 2017 of which I’m particularly pleased is the refinement and reinforcement of First Majestic’s Vision and Core Values. Over the years, we have often talked about the “First Majestic Family,” a very positive reference to the relationships and respect we strive to foster amongst everyone at every level of this company. With the reinforcement of our Vision and Core Values, it is my responsibility to ensure that this entire workforce, as well as our Board of Directors, understands where we are going and the underlying principles that we will follow to get us there. When everyone works under these key, higher-level ideals, we become a powerful force for improving lives and communities.

Looking ahead to 2018, we believe silver is not following supply and demand fundamentals, as has been the case for several years. The demand for silver continues to increase, especially with expanding uses in technology as the world develops more electric cars and robotics. Long term, the future for silver is bright indeed.

In summary, First Majestic responded to the challenges of 2017 with foresight, energy and creativity. As a result, we are positioned extremely well to benefit and realize better returns in 2018 and beyond. I thank everyone in our First Majestic Family for their diligence and dedication in getting us here.

Keith Neumeyer
President and CEO

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APPENDIX “A” BOARD OF DIRECTORS MANDATE	A-1

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, V6Z 2K6, on Thursday, May 24, 2018 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2017, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.	To set the number of directors of the Company at five.

2.	To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.

To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4.	To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

5.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 2, 2018. Only registered shareholders at the close of business on April 2, 2018 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 22, 2018 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2017 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a

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Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 18th day of April, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Date	Location	Time
Thursday, May 24, 2018	The Sutton Place Hotel 845 Burrard Street Vancouver, BC V6Z 2K6	10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page

Election of Directors	For each nominee	Page 7

Appointment and Remuneration of Auditors	For	Page 15

Advisory Vote on Executive Compensation	For	Page 15

Director Nominees

Shareholders will be asked to elect five directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 8 of this Information Circular.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance	Compensation and Nominating
Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No
Douglas Penrose	Retired	2006	Yes	Chair	•
Marjorie Co	Business Development Professional/ Lawyer	2017	Yes	•		•
Robert A. McCallum	Retired	2005	Yes	•	•	Chair
David Shaw	Mining Investment Consultant	2005	Yes		Chair	•

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

PART ONE
VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company"). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on May 24, 2018 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

This Information Circular is dated April 18, 2018. Unless otherwise stated, information in this Information Circular is as of April 2, 2018.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2017 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 10, 2018 in order to allow sufficient time for mailing.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares that are registered directly in their names. Registered shareholders may vote by attending the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to vote in person at the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy. Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees in accordance with the instructions of registered shareholders contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 22, 2018 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a)        completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b)        signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c)        attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSP’s, RRIF’s, RESP’s or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may vote in person or through a proxyholder at the Meeting or through intermediaries using the voting instruction form (or other form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other form) for further details and instructions.

If a non-registered shareholder wishes to vote in person or through a proxyholder at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a)        carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b)        unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver, British Columbia time) on May 22, 2018 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company’s Corporate Secretary to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 2, 2018 there were 165,743,654 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 2, 2018 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a Proxy or, non-registered shareholders who have delivered, a voting instruction form, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PART TWO
BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the year ended December 31, 2017, together with the auditor’s report thereon.

2.	Setting the number of directors at five.

3.	Electing the directors who will serve until the next annual general meeting of shareholders.

4.	Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors to set their remuneration.

5.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.

6.	Any such other business as may properly be brought before the Meeting.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2017, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2017 Annual Report and are available at www.firstmajestic.com/s/AGM.asp or under the Company’s profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the Company’s next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on May 20, 2016 and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Compensation and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Compensation and Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Compensation and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Compensation and Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Compensation and Nominating Committee at which the resignation is considered.

Pursuant to the advance notice policy (the “Advanced Notice Policy”) adopted by the Board of Directors on April 11, 2013, as amended on March 14, 2017, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 19, 2018. No such nominations have been received by the Company prior to the date hereof.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Director Tenure Policy

On March 6, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy was amended on December 3, 2015. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

  For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or
  For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may, on recommendation from the Compensation and Nominating Committee extend the term of a non-management director who joined the Board on or after January 1, 2015 for a subsequent five year period.

Nominees for Election as Directors

The tables below set out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 2, 2018, and as at December 31, 2017 and 2016. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of shareholders held on May 25, 2017.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(1)	The value of the common shares at April 2, 2018 is based on the closing price on the TSX as of April 2, 2017 of C$8.06 converted to $6.24 using the April 2, 2018 exchange rate of $0.7747.
(2)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(3)	The value at December 31, 2016 is based on the closing price on the TSX as of December 31, 2016 of C$10.26 converted to $7.64 at year end exchange rate of $0.7448.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(1)	The value of the common shares at April 2, 2018 is based on the closing price on the TSX as of April 2, 2018 of C$8.06 converted to $6.24 using the April 2, 2018 exchange rate of $0.7747.
(2)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(3)	The value at December 31, 2016 is based on the closing price on the TSX as of December 31, 2016 of C$10.26 converted to $7.64 at year end exchange rate of $0.7448.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(1)	The value of the common shares at April 2, 2018 is based on the closing price on the TSX as of April 2, 2018 of C$8.06 converted to $6.24 using the April 2, 2018 exchange rate of $0.7747.
(2)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(3)	Ms. Co became a director on May 25, 2017 and has three years from her date of appointment to comply with the share ownership guidelines.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(1)	The value of the common shares at April 2, 2018 is based on the closing price on the TSX as of April 2, 2018 of C$8.06 converted to $6.24 using the April 2, 2018 exchange rate of $0.7747.
(2)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(3)	The value at December 31, 2016 is based on the closing price on the TSX as of December 31, 2016 of C$10.26 converted to $7.64 at year end exchange rate of $0.7448.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(1)	The value of the common shares at April 2, 2018 is based on the closing price on the TSX as of April 2, 2018 of C$8.06 converted to $6.24 using the April 2, 2018 exchange rate of $0.7747.
(2)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(3)	The value at December 31, 2016 is based on the closing price on the TSX as of December 31, 2016 of C$10.26 converted to $7.64 at year end exchange rate of $0.7448.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 2, 2018.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices - Assessments”, the Board of Directors has adopted an annual formal assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

Keith Neumeyer	Marjorie Co	Robert McCallum	Douglas Penrose	David Shaw

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

•	•	•	•	•

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

•	•	•	•	•

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

	Keith Neumeyer	Marjorie Co	Robert McCallum	Douglas Penrose	David Shaw

Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	•	•	•	•	•
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	•	•	•	•	•
Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.	•		•		•
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	•	•	•	•	•
Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.		•	•	•
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.		•	•	•
Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.	•		•	•
Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.	•

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Advisory Vote on Executive Compensation

On March 6, 2014, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular for this meeting”

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company’s management information circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

PART THREE
STATEMENT OF CORPORATE
GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 - Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 - Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

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Board of Directors

Independence of the Board

The Board nominees consists of five directors, of whom four (a majority) are independent. None of the four independent directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that director’s independent judgment. Marjorie Co, Robert McCallum, Douglas Penrose and David Shaw are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company. As an officer of the Company, Mr. Neumeyer is not an independent director.

		Non-	Reason for Non-
Director Nominees	Independent	Independent	Independence
Keith Neumeyer		•	Chief Executive Officer
Marjorie Co	•
Robert A. McCallum	•
Douglas Penrose	•
David Shaw	•

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Gold Corp.	Chairman	Audit Committee Corporate Governance Committee Compensation Committee
David Shaw	First Mining Gold Corp. Great Quest Fertilizer Ltd. Medallion Resources Ltd.	---- ---- ----	Audit Committee Corporate Governance Committee Compensation Committee Audit Committee Corporate Governance Committee ----

Each of Keith Neumeyer and David Shaw is also a member of the board of directors of First Mining Gold Corp. (“FF”), a mineral exploration holding company listed on the Toronto Stock Exchange. This constitutes a “Board Interlock” for purposes of the Board Mandate. In addition, Messrs. Neumeyer and Shaw are both members of FF’s Audit Committee, Corporate Governance Committee and Compensation Committee. This constitutes a “Committee Interlock” for the purposes of the Board Mandate. The Board has determined that, in its judgment, this Board Interlock and this Committee Interlock do not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, the Company owns a significant number of shares of FF and FF is focused on exploration properties, primarily in Canada, while the Company is focused on development properties in Mexico. In the event of a conflict, each of the directors will be required to act in accordance with his obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate law as described under “Ethical Business Conduct”.

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Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2017, the independent directors held four in-camera meetings (one at the end of each quarterly board meeting) and seven in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director. The Chairman of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2017, the Board held 12 meetings, the Audit Committee held eight meetings, the Compensation and Nominating Committee held no meetings and the Corporate Governance Committee held one meeting. The following table provides details regarding attendance of each director standing for re-election at the Meeting at the Board and committee meetings during the financial year ended December 31, 2017.

Compensation
			Corporate	and
	Board of	Audit	Governance	Nominating	Committees	Overall
Director	Directors	Committee	Committee	Committee	(Total)	Attendance

Keith Neumeyer	12 / 12 (100%)					12 / 12 (100%)
Marjorie Co(2)	10 / 10 (100%)	4 / 4		0 / 0	4 / 4 (100%)	14 / 14 (100%)

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Compensation
			Corporate	and
	Board of	Audit	Governance	Nominating	Committees	Overall
Director	Directors	Committee	Committee	Committee	(Total)	Attendance

Robert McCallum	12 / 12 (100%)	8 / 8	1 / 1	0 / 0(1)(3)	9 / 9 (100%)	19 / 19 (100%)
Douglas Penrose	12 / 12 (100%)	8 / 8 (1)	1 / 1(3)		8 / 8 (100%)	19 / 19 (100%)
David Shaw	12 / 12 (100%)		1 / 1(1)	0 / 0(3)	1 / 1 (100%)	13 / 13 (100%)

(1)	Indicates such director as the Chair of the committee.

(2)	Appointed to the Board in March 2017.

(3)	The Compensation and Nominating Committee did not meet in 2017.

Board Mandate

The Board Mandate was implemented by the Board effective November 28, 2013, and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. See “Board of Directors - Chairman” for a description of the Chairman of the Board’s role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chairman of the Audit Committee, Douglas Penrose is an independent director. The Chairman of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chairman of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chairman of the Corporate Governance Committee, David Shaw, is an independent director. The Chairman of the Corporate Governance Committee provides leadership to enhance the effectiveness of the Corporate Governance Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance Committee, as outlined in the Corporate Governance Committee Mandate, are well understood by the members of the Corporate Governance Committee and executed as effectively as possible. The Chairman of the Corporate Governance Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance Committee meetings, chair Corporate Governance Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance Committee, ensure annual performance evaluation of the Corporate Governance Committee and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

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The Chairman of the Compensation and Nominating Committee, Robert McCallum, is an independent director. The Chairman of the Compensation and Nominating Committee provides leadership to enhance the effectiveness of the Compensation and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Compensation and Nominating Committee, as outlined in the Compensation and Nominating Committee Mandate, are well understood by the members of the Compensation and Nominating Committee and executed as effectively as possible. The Chairman of the Compensation and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation and Nominating Committee meetings, chair Compensation and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation and Nominating Committee and ensure annual performance evaluation of the Compensation and Nominating Committee.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As a part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In December 2017, the directors visited each of the La Encantada Silver Mine, the San Martin Silver Mine and the La Parrilla Silver Mine.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors. Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2017:

Date and Place	Event	Directors Attending
January 2017 Vancouver	Cambridge Vancouver Resource Investment Conference	Penrose, McCallum
January 2017 Toronto	TD Securities Mining Conference	Neumeyer
January 2017 Webcast	Deloitte Centre for Corporate Governance – Positioning the Audit Committee for Today’s Risks	McCallum
February 2017 Florida	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
February 2017 Vancouver	Facing Technology Disruption: Will your Organization Survive or Thrive	Co

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Date and Place	Event	Directors Attending
March 2017 Vancouver	Labour and Employment Lunch n Learn Seminar	Co
March 2017	Structural Geology Course	Shaw
March 2017 Toronto	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer, Shaw
March 2017 Florida	Investment U Conference	Neumeyer
March 2017 Hong Kong	121 Mining Investment Conference	Neumeyer
April 2017	Annual Financial Reporting Document Review Guide	McCallum
April 2017 Zurich	European Gold Forum	Neumeyer
May 2017 New York	The Atlas 400, Annual Meeting	Neumeyer
May 2017 Barcelona	BAML Global Metals, Mining & Steel Conference	Neumeyer
June 2017 Mexico	Visit to Primero, San Dimas Mine	Neumeyer
July 2017 Vancouver	Sprott Natural Resource Symposium	Neumeyer
August 2017 Peru	Cerro de Pasco mine visit	Shaw
September 2017 New York	Rodman & Renshaw Conference	Neumeyer
September 2017 Denver	Denver Gold Show	Neumeyer
October 2017 Mexico	Mine Expo International	Neumeyer
October 2017 London, UK	London Metals Exchange Week	Neumeyer
October 2017 Kelowna	Professional Ethics in Business	Penrose
October 2017 Vancouver	Ethical Issues that Arise when Relationships End	Co
November 2017 Vancouver	Tax Update for Non-Tax Practitioners	Co
November 2017 Vancouver	Rights of First Refusal: Practice Points and Theory	Co
November 2017 Munich	International Precious Metals & Commodities Show	Neumeyer
November 2017 Zurich	Zurich Precious Metals Summit	Neumeyer
November 2017 San Francisco	Cambridge Silver & Gold Summit	Neumeyer
November 2017	Silver and Gold Summit videos	McCallum
November 2017	Deloitte Director Series – The Post Truth Era	McCallum
November 2017 Mexico	Visits to La Encantada, San Martin and La Parrilla Silver Mines	Neumeyer, Co, Penrose, McCallum and Shaw
December 2017 Toronto	Scotia Mining Conference	Neumeyer

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Date and Place	Event	Directors Attending
December 2017 Webinar	Mining Law	Co

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company’s Chief Executive Officer and the Corporate Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Diversity Policy

As an extension of the Code, in 2016 the Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity throughout the Company. To this end, the Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

The Diversity Policy requires that each year the Company report on the proportion of female and minority personnel in senior executive positions and on the Board in the Company’s management information circular. As at December 31, 2017, (a) 20% of the Company’s personnel at the executive management level was female and 40% of such personnel identified themselves as part of a minority group and (b) 20% of the Company’s Board was female and 20% of Board members identified themselves as belonging to a minority group.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this policy. Reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee the Chief Executive Officer and the Corporate Secretary who then investigates each matter so reported and takes corrective and / or disciplinary action, if appropriate.

Nomination of Directors

The Compensation and Nominating Committee currently consists of Robert McCallum, David Shaw and Marjorie Co, all of whom are independent. The Compensation and Nominating Committee is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Compensation and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Compensation and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity Policy, while the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

Compensation

The Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation and Nominating Committee have experience acting on board compensation committees and overseeing compensation and benefit programs. The Company’s Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Company’s Stock Option Plan. The Board as a whole determines the stock option grants for each director.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2017, due to economic conditions, the Company did not engage a compensation consultant. The Company implemented changes to the compensation arrangements for its officers, directors and employees effective January 1, 2017 based on the compensation consultants review in the prior year.

Corporate Governance Committee

The Corporate Governance Committee which consists of David Shaw, Douglas Penrose and Robert McCallum, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.

•	Review at least annually the performance of the Board as a whole.

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

•	Evaluate the performance of the Chairman of the Board.

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors’ and officers’ insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with specific skill sets are identified. As discussed above under “Corporate Governance Committee”, the Corporate Governance Committee undertakes this assessment on behalf of the Board.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. The Company’s management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to participate in a discussion regarding the Company’s financial and operational highlights and results. Investors may also contact the Company’s investor relations department by letter, e-mail or phone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chairman of the Board or the Company’s Corporate Secretary.

PART FOUR
DIRECTOR COMPENSATION

Compensation of Directors

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Six of this Information Circular) who are also directors, during the Company’s most recently completed financial year. Other than compensation paid to the Named Executive Officers who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors or of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Name	Fees Earned(1) ($)	Share- based Awards ($)	Option- based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Marjorie Co	$109,299	N/A	$77,079	N/A	N/A	$1,285	$187,664
Robert McCallum	$152,310	Nil	$77,079	Nil	Nil	$1,542	$230,931
Douglas Penrose	$256,368	Nil	$77,079	Nil	Nil	$1,542	$334,989
Tony Pezzotti(4)	$65,210	Nil	$77,079	Nil	Nil	$771	$143,060
David Shaw	$139,206	Nil	$77,079	Nil	Nil	$1,542	$217,827

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7708.

(2)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.21, expected dividend yield: nil, average risk-free interest rate: 0.89%, expected life: 3.38 years and expected volatility: 52.0%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing option-based payments.

(3)	Represents an allowance in respect of miscellaneous out-of-pocket expenses incurred in acting as a director of the Company.

(4)	Mr. Pezzotti ceased to be a director of the Company as of May 25, 2017.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Stock Option Plan (as defined under the heading “Compensation Discussion & Analysis”). The Board of Directors as a whole determines the stock option grants for each director, after recommendation by the Compensation Committee.

The following table shows a breakdown of the fees payable to non-management directors in each of 2016, 2017 and 2018 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

	2016(1)	2017(2)	2018(3)
Nature of Board Duty
Annual Retainer Fee for each Independent Member of the Board:
• for all Independent Directors	$93,925	$111,720	$119,565
• additional retainer for Chairman of the Board	$65,025	$93,100	$99,638
Additional Annual Retainer Fee for Chairman of the Audit Committee	$14,450	$22,344	$23,913
Additional Annual Retainer Fee for Chairman of the Compensation and Nominating Committee	$14,450	$14,896	$15,942
Additional Annual Retainer Fee for Chairman of the Corporate Governance Committee	$7,225	$11,172	$11,957
Fee for each Board meeting attended by an Independent Director	$723	$894	$957
Fee for each Audit Committee meeting attended by an Independent Director	$867	$1,117	$1,196
Fee for each Compensation and Nominating Committee meeting attended by an Independent Director	$723	$894	$957
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$723	$894	$957
Credit for expenses incurred	$1,445	$1,490	$1,594
Credit for education expenses	$1,445	$1,490	$1,594

(1)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7225, being the noon exchange rate quoted by the Bank of Canada on December 31, 2015.

(2)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7448, being the noon exchange rate quoted by the Bank of Canada on December 31, 2016.

(3)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently completed financial year:

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout of value vested share- based awards not paid out or distributed ($)
Marjorie Co	21,997	$9.60	1-Mar-22	Nil	Nil	Nil	Nil
Robert McCallum	24,535	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
Douglas Penrose	24,535	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
Tony Pezzotti(3)	Nil	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
David Shaw	24,535	$8.64	3-Jan-22	Nil	Nil	Nil	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2017 using the year-end share price as reported by the TSX of C$8.48 or $6.76.

(3)	Mr. Pezzotti ceased to be a director of the Company as of May 25, 2017.

Compensation of Directors - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each independent director:

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Marjorie Co	Nil	Nil	Nil
Robert McCallum	$259,331	Nil	Nil
Douglas Penrose	$259,331	Nil	Nil
Tony Pezzotti(3)(4)	$487,163	Nil	Nil
David Shaw	$259,331	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 299,799 options vested to the directors during the most recent financial year and 162,027 options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2017.

(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

(3)	Mr. Pezzotti ceased to be a director of the Company as of May 25, 2017.

(4)	Mr. Pezzotti’s vesting on his options were accelerated on his resignation as a director of the Company.

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Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors, under which directors are required to own a minimum of 30,000 common shares of the Company. Directors have three years to comply with the requirement from their initial election or appointment, as the case may be. As of the date of this Information Circular, all directors of the Company, except Marjorie Co who became a director on March 1, 2017, comply with the share ownership requirement.

PART FIVE
EXECUTIVE COMPENSATION

Introduction

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company’s compensation is intended to meet the Company’s compensation objectives, which are to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that executive officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as cash flows or cash in treasury are established for the executive officers and corporate office personnel in Vancouver, Canada and Durango, México. As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

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During the financial year ended December 31, 2017, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Dustin VanDoorselaere, the Chief Operating Officer of the Company; Salvador Garcia, the former Chief Operating Officer and former Country Manager of the Company, Raymond Polman, the CFO of the Company and Martin Palacios, the Chief Transformation Officer of the Company.

The following is a brief biography for each of the Named Executive Officers:

KEITH NEUMEYER
President Chief Executive Officer

Mr. Neumeyer has worked in the investment community for over 34 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

DUSTIN VANDOORSELAERE
Chief Operating Officer

Prior to joining First Majestic in November 2016, Mr. VanDoorselaere held the position of General Manager for Nyrstar, a global metals and mining company, and was responsible for overseeing all aspects of mining operations, including legal and government relations, at the El Mochito mine in Honduras and the Campo Morado mine in Mexico. Prior to Nyrstar, Mr.VanDoorselaere held various operational positions at Goldgroup Mining and Aurico Gold in Mexico. Prior to working in Mexico, Mr. VanDoorselaere held senior operating positions with Redback Mining in Ghana, Norilsk Nickel in Australia, as well as numerous international mining companies within Canada.

SALVADOR GARCIA
Former Chief Operating Officer and former Country Manager

Prior to joining First Majestic in January 2013, Mr. García held several positions in the mining industry, most recently as Vice President Mexico for Goldcorp Inc., a senior gold producer. Mr. García was employed by Luismin prior to its acquisition by Goldcorp for a period of 25 years. He worked in positions ranging from Mine Superintendent, General Manager and Operations Director and was later promoted to the senior management team of Goldcorp as Vice President Mexico. While in those positions, he was responsible for the operations at the Tayoltita and San Antonio mines and was involved in the development, construction and operation of the Los Filos, El Sauzal and Peñasquito mines. Mr. Garcia graduated with a bachelor's degree in mine engineering from the School of Mines at the University of Guanajuato, Mexico. Mr. Garcia was the Vice President Operations of the Company from January 2013 to June 2014 and has been the Chief Operating Officer of the Company since July 2014. Effective March 1, 2017, Mr. Garcia was appointed Country Manager, Mexico and Dustin VanDoorselaere was

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appointed as the Company’s new Chief Operating Officer.

RAYMOND POLMAN, B. SC. (ECON), CA
Chief Financial Officer

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. In the six years prior to joining First Majestic in 2007, Mr. Polman acted as Chief Financial Officer for a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.

MARTIN PALACIOS, MBA, CMC
Chief Transformation Officer

Mr. Palacios brings over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp's sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp's business intelligence strategy. In addition to his experience with Goldcorp, Mr. Palacios has consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jimmy Pattison Group across their portfolio of companies and led the western region IT effectiveness practice for KPMG. He was also previously the Chief Information Officer of Pivotal Corporation and the Vice President of Information Technology for Seagate Software.

Compensation Discussion & Analysis

The Compensation and Nominating Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation and Nominating Committee’s principal functions are to:

•	recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;

•	recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

•	administer the Company’s stock option plan (the “Stock Option Plan”).

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The Company’s CEO participates in executive compensation decisions by making recommendations to the Compensation and Nominating Committee regarding the following:

•	executive officer base salary, annual bonus awards and stock option grants;

•	annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and

•	participation in the Stock Option Plan and amendments to the Stock Option Plan, as necessary.

The Compensation and Nominating Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors as a whole.

The following executive compensation principles guide the Compensation and Nominating Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from a compensation consultant in the past, but did not obtain such information for 2017 because it did not retain its compensation consultant due to economic conditions. The Company implemented changes to the compensation arrangements for its officers, directors and employees effective January 1, 2017.

The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Stock Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

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Specific compensation amounts are recommended to the Board of Directors by the Compensation and Nominating Committee after discussion amongst the members of the Compensation and Nominating Committee. Each component of compensation and the decisions of the Compensation and Nominating Committee about each component have an impact on the Committee’s decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing its compensation program, setting objectives and making incentive awards, the Board and the Compensation and Nominating Committee carefully consider potential risks. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at its operations;

•	Achievement of cash flow from operations objectives for corporate and for operating units;

•	Not exceeding targets for total cash costs per payable silver ounces of production on a consolidated basis and on a per operating unit basis;

•	Achievement of targets for consolidated net income before taxes;

•	Managing capital expenditures within planned project budgets; and

•	Achieving safety results and meeting environmental requirements.

The Board did not identify any compensation practices that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation and Nominating Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see “Summary Compensation Table” and “Services Agreement - Keith Neumeyer”.

The Company has adopted a policy that prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation.

The Company’s Say-on-Pay Policy is an important element in the Company’s process for continuous review of executive compensation. See “Business of the Meeting - Say-on-Pay Vote” for more information.

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Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment or service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation and Nominating Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation and Nominating Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation and Nominating Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation and Nominating Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation and Nominating Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation and Nominating Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

Following are the significant terms of each of the Named Executive Officers’ employment and services agreements:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President for an unspecified term at a current fee of $900,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a committee of the Board. For the year ended December 31, 2017, no bonus was paid. The Services Agreement may be terminated by the Company, without cause, by payment of 12 months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement from 2003. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

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(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

•	production stage mining companies similar in size to the peer group with operations in international locations;

•	mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

•	mining organizations with market capitalization levels similar to the peer group.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement – Dustin VanDoorselaere

The Company entered into an Employment Agreement effective November 1, 2016 and amended on March 1 2017 and September 7, 2017, pursuant to which Mr. VanDoorselaere was employed as Chief Operating Officer for an unspecified term at a salary of $363,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. The Employment Agreement was amended September 7, 2017 pursuant to which Mr. VanDoorselaere is receives housing allowance of 55,000 MXP per month in Mexico City. For the year ended December 31, 2017, no bonus was paid. The Employment Agreement may be terminated by Mr. VanDoorselaere with three months’ written notice or by the Company, at any time, without cause, by payment of six months’ base salary plus benefits. In the event of a change of control and termination, the Company is required to make severance payments to Mr. VanDoorselaere totaling six months’ base salary.

Employment Agreement – Salvador Garcia

The Company entered into an Employment Agreement effective July 1, 2014 and amended on May 21, 2015, pursuant to which Mr. Garcia was employed as Chief Operating Officer for an unspecified term at a salary of $350,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. The Employment Agreement was amended March 1, 2017 pursuant to which Mr. Garcia was employed as Country Manager (Mexico) for an unspecified term at a salary of $315,000. For the year ended December 31, 2017, no bonus was paid. The Employment Agreement was terminated by Mr. Garcia on August 16, 2017 by providing 60 days’ written notice.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and subsequently amended (most recently on January 1, 2017) pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of C$415,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2017, no bonus was paid. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

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Employment Agreement – Martin Palacios

The Company entered into an Employment Agreement effective January 1, 2012 and subsequently amended (most recently on January 1, 2017) pursuant to which Mr. Palacios is employed as Chief Transformation Officer for an unspecified term at a current salary of C$400,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2017, no bonus was paid. The Employment Agreement may be terminated by Mr. Palacios with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Palacios totaling 12 months’ base salary and this payment amount to Mr. Palacios shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Performance-Based Bonus Payments

Named Executive Officers may receive performance-based bonus payments. In granting these bonus payments, the Board considers factors such as performance and contributions. In determining the bonus amounts, the Board of Directors sets targets, based on the Company’s annual budget and operating plan, for operational performance, financial performance and achieving safety and environmental goals to guide the calculation of the bonus. The Board of Directors also considers accomplishments by management which enhance the Company and Shareholder value. The maximum annual bonus payment to the CEO and Chief Operating Officer is limited to 70% of salary and the maximum annual bonus payment to the CFO and the Chief Transformation Officer is limited to 35% of salary. The Board in its sole and absolute discretion may decide not to pay performance bonuses where the Board believes that it is not prudent to pay bonuses as a result of adverse economic conditions or financial conditions of the Company. For the year ending December 31, 2017, no performance-based bonuses were paid to any of the Named Executive Officers. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of the Named Executive Officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Stock Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term performance goals of Company personnel that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation and Nominating Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to directors, officers, employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation and Nominating Committee. The number of outstanding options and previous grants is also considered by the Compensation and Nominating Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Stock Option Plan.

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Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives may include a parking stall and Spanish lessons.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment (including option grants) received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation and Nominating Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation and Nominating Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation and Nominating Committee considers the recommendations of management and the CEO in particular. Upon completion of that review, the Compensation and Nominating Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

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The Compensation and Nominating Committee is comprised of three independent directors. The current members of the Compensation and Nominating Committee are Robert McCallum, David Shaw and Marjorie Co. The Board believes that the Compensation and Nominating Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation and Nominating Committee have direct experience in both public and private sector executive compensation. The Compensation and Nominating Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers.

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2017, due to economic conditions, the Company did not engage a compensation consultant. The Company implemented changes to the compensation arrangements for its officers, directors and employees effective January 1, 2017 based on the compensation consultants review in the prior year.

Executive Compensation-Related Fees

During the year ended December 31, 2017, the Company did not incur any fees related to the compensation review for the Company’s directors, executive officers and employees. A total of $27,836 was paid to Korn Ferry in 2017 which related to its engagement in 2016.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2013 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2017, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2013 to 2017 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s total shareholder return.

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Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2017 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Former Chief Operating Officer and former Country Manager of the Company; (d) the Chief Financial Officer of the Company and (e) the Chief Transformation Officer, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

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					Non-equity incentive
					plan compensation
					($)
Name and			Share-	Option-
principal			based	based	Annual	Long-	Pension	All other	Total
position		Salary	awards	awards (5)	incentive	term	value	compensation	compensation
	Year	($)	($)	($)	plans(6)	incentive	($)	($)	($)
						plans
Keith Neumeyer CEO(1)	2017	$900,000	Nil	$942,481	Nil	Nil	Nil	$28,299(7)	$1,870,780
	2016	$850,000	Nil	$960,092	$550,000	Nil	Nil	$24,872(7)	$2,384,964
	2015	$850,000	Nil	$437,471	Nil	Nil	Nil	$43,986(7)	$1,331,457
Dustin VanDoorselaere, COO(2)	2017	$357,500	N/A	$332,285	N/A	N/A	N/A	$56,965(8)	$746,751
	2016	$55,000	Nil	$454,059	Nil	Nil	Nil	Nil	$509,059
	2015	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Salvador Garcia, former COO and former Country Manager(3)	2017	$202,708	Nil	$314,160	Nil	Nil	Nil	$18,222(9)	$535,090
	2016	$350,000	Nil	$151,154	Nil	Nil	Nil	$24,500(9)	$525,655
	2015	$363,860	Nil	$235,690	Nil	Nil	Nil	$25,838(9)	$625,388
Raymond Polman CFO(4)	2017	$319,882	Nil	$471,240	Nil	Nil	Nil	$9,691(10)	$800,813
	2016	$301,747	Nil	$480,046	$90,524	Nil	Nil	$8,222(10)	$880,539
	2015	$312,797	Nil	$196,408	Nil	Nil	Nil	$8,406(10)	$517,611
Martin Palacios CTO(4)	2017	$308,320	Nil	$471,240	Nil	Nil	Nil	$9,691(10)	$789,251
	2016	$226,310	Nil	$901,474	$79,209	Nil	Nil	$8,222(10)	$1,215,215
	2015	$229,635	Nil	$196,408	Nil	Nil	Nil	$8,406(10)	$434,449

(1)

Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF0.9840 in 2017, CHF0.9876 in 2016 and $1.00 equaling CHF1.0271 in 2015.

(2)	Amounts paid as salary to Mr. VanDoorselaere are paid in US$.

(3)

Mr. Garcia resigned as Country Manager effective August 16, 2017 and the amounts paid as salary to Mr. Garcia are paid in Mexican Pesos and are reflected here based on the average rates of $1.00 equalling MXN 20.7062 from January to August 15, 2017, $1.00 equaling MXN18.6345 in 2016 and $1.00 equaling MXN15.8713 in 2015.

(4)

Amounts paid as salary to Mr. Polman and Mr. Palacios are paid in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2974 in 2017, $1.00 equalling C$1.3256 in 2016 and $1.00 equalling C$1.2788 in 2015.

(5)

Option based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2974 in 2017, $1.00 equalling C$1.3256 in 2016 and $1.00 equalling C$1.2788 in 2015.

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted Average Fair Value at Grant Date	Expected Dividend Yield	Average Risk-Free Interest Rate	Expected Life	Expected Volatility
2017	$3.16	--	0.87%	3.38	52.0%
2016	$2.10	--	0.67%	3.38	49.0%
2015	$1.53	--	1.11%	3.38	44.2%

This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share- based payments.

(6)	Includes amounts pursuant to the Company’s Performance Bonus Plan, as well as bonuses awarded in Canadian dollars and reflected here based on the average rate of $1.00 equaling C$1.3256 in 2016.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(7)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, parking, apartment compensation and an executive retreat for Mr. Neumeyer.

(8)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, housing, automobile, security, an executive retreat and personal travel costs for Mr. VanDoorselaere.

(9)

Represents the cost of unused vacation as of February 28, 2017 and the cost of insurance premiums paid or payable by the Company for personal insurance, housing compensation, automobile, personal travel costs and an executive retreat for Mr. Garcia in 2016 and 2015.

(10)	Represents the cost of parking and an executive retreat for Mr. Polman and Mr. Palacios.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

		Option-based Awards			Share-based Awards
Market or
						Market or	payout of
						payout	value
					Number of	value of	vested
	Number of				shares or	share-	share-
	securities			Value of	units of	based	based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise	Option	in-the-	have not	have not	paid out or
	options	price	expiration	money	vested	vested	distributed
Name	(#)	($)(1)	date	options	(#)	($)	($)
($)(2)
Keith Neumeyer, CEO	300,000	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
Dustin	50,000	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
VanDoorselaere COO	50,000	$9.60	1-Mar-22	Nil	Nil	Nil	Nil
Salvador Garcia, former COO and former Country Manager	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Raymond Polman, CFO	150,000	$8.64	3-Jan-22	Nil	Nil	Nil	Nil
Martin Palacios, CTO	150,000	$8.64	3-Jan-22	Nil	Nil	Nil	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

(2)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2016 year based on the per share price at December 31, 2017 as reported by the TSX of C$8.48 or $6.76.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value
	year(1)	vested during the year	earned during the year(2)
Name	($)	($)	($)
Keith Neumeyer, CEO	$1,167,752	Nil	Nil
Dustin VanDoorselaere, COO	Nil	Nil	Nil
Salvador Garcia, former COO and former Country Manager	$580,189	Nil	Nil
Raymond Polman, CFO	$531,815	Nil	Nil
Martin Palacios, CTO	$705,782	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadians dollars. The value vested or earned during the year have been translated at the December 31, 2017 noon rate of $0.7971.

(2)	Includes amounts pursuant to the bonus plan.

During the most recently completed financial year, an aggregate of 907,500 options held by Named Executive Officers vested under the Stock Option Plan and an aggregated of 406,250 options were exercised by Named Executive Officers.

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2017 and includes the exercise price, expiration date and the value of such options as at December 31, 2017.

	Number of Securities	Option
	Underlying Unexercised	Exercise	Option	Value of Unexercised In-the
	Options	Price(2)	Expiration Date	Money Options(1)
Name	(#)	($)		($)

Keith Neumeyer,	140,000	$8.31	2-Jan-19	$0
CEO	200,000	$4.89	5-Jan-20	$373,043
	100,000	$3.74	11-Dec-20	$302,101
	250,000	$3.83	4-Jan-21	$733,332
	200,000	$9.24	10-Dec-21	$0
	300,000	$8.64	3-Jan-22	$0
Total	1,190,000			$1,408,476

Dustin	150,000	$8.58	1-Nov-21	$0
VanDoorselaere	50,000	$8.64	3-Jan-22	$0
COO	50,000	$9.60	1-Mar-22	$0
Total	250,000			$0

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	Number of Securities	Option
	Underlying Unexercised	Exercise	Option	Value of Unexercised In-the
	Options	Price(2)	Expiration Date	Money Options(1)
Name	(#)	($)		($)

Salvador Garcia,	Nil	N/A	N/A	$0
former COO and
former Country
Manager
Total	Nil			$0

Raymond Polman,	100,000	$8.47	11-Dec-18	$0
CFO	70,000	$8.31	2-Jan-19	$0
	31,250	$4.89	5-Jan-20	$58,288
	125,000	$3.83	4-Jan-21	$366,666
	100,000	$9.24	10-Dec-21	$0
	150,000	$8.64	3-Jan-22	$0
Total	576,250			$424,954

Martin Palacios,	40,000	$8.31	2-Jan-19	$0
CTO	31,250	$4.89	5-Jan-20	$58,288
	173,750	$3.83	4-Jan-21	$509,666
	200,000	$9.33	22-Nov-21	$0
	150,000	$8.64	3-Jan-22	$0
Total	595,000			$567,954

(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2017 financial year using the per share price at December 31, 2017 as reported by the TSX of C$8.48 or $6.76.

(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2017. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Name	Base Salary During Period	Bonus During Period	Vacation Pay During Period	Total Gross Payment
Keith Neumeyer(1) , CEO	$2,891,096	Nil	$222,553	$3,113,649
Dustin VanDoorselaere(2) , COO	$181,500	Nil	$0	$181,500
Salvador Garcia, former COO and former Country Manager	$0.00	Nil	$0	$0
Raymond Polman(3) , CFO	$661,593	Nil	$83,637	$745,230(5)
Martin Palacios(4) , CTO	$584,686	Nil	$22,627	$607,313(5)

(1)

On a termination without cause or following a change of control, Mr. Neumeyer’s services agreement provide that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)	On a termination without cause or following a change of control, Mr. VanDoorselaere’s employment agreement provides that he will be entitled to payment of 6 months’ base salary.

(3)

On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(4)

On a termination without cause or following a change of control, Mr. Palacios’ employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(5)	Amounts to Mr. Polman and Mr. Palacios are converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

PART SIX
OTHER INFORMATION

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March of each year from 2014 to 2018. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 8,286,401 common shares of the Company which represent 5% of the 165,728,029 issued and outstanding shares of the Company as of March 12, 2018. The Company repurchased 230,000 common shares for cancellation for a volume weighted average price of CDN$7.00 under its prior normal course issuer bid which commenced on March 21, 2017 and expired on March 20, 2018. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2017, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,431,737	$7.45	7,150,679
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	9,431,737	$7.45	7,150,679

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7971, being the noon exchange rate quoted by the Bank of Canada on December 31, 2017.

Summary of Stock Option Plan

The Stock Option Plan was approved by shareholders on May 25, 2017. As of April 2, 2018, 10,398,095 stock options outstanding under the Stock Option Plan representing approximately 6% of the current outstanding common shares of the Company. A maximum of 6,176,270 stock options is available to be granted, representing approximately 4% of the current outstanding common shares of the Company. Directors, employees and consultants of the Company are eligible to be granted stock options pursuant to the Stock Option Plan. The material terms of the Stock Option Plan are set out below.

•

Maximum Number of Shares Issuable - The maximum number of shares issuable under the Stock Option Plan shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the grant date of such options).

•

Prohibitions on Granting - The Company is prohibited from granting options to (a) any one person where the grant would result in such person holding options to acquire shares in excess of 5% of the issued and outstanding shares of the Company, (b) insiders where such grant would result in the number of shares (i) issued to insiders within any one year period, or (ii) issuable to insiders, at any time, under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, exceeding 10% of the issued and outstanding shares as at the award date (c) a non- employee director where such grant would result in the non-employee directors, as a group, holding options to acquire shares in excess of 1% of the issued and outstanding shares, and (d) any non- employee director where such grant would result in such person having received options during the 12 month period ending on the award date which have a combined value in excess of C$100,000.

•	Exercise Price - The exercise price is determined by the Board, but is not to be less than the closing price of the shares on the TSX on the last day immediately preceding the grant date.

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•

Vesting Schedule - Options vest in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the award date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the award date (the “Chief Executive Officer Vesting Provisions”).

•

Expiration Date - Options granted before May 25, 2017 expire on be the fifth anniversary of the award date of such option and options granted after May 25, 2017 expire 10 years from the date of grant, unless terminated earlier in accordance with the Stock Option Plan, subject to expirations that occur during a trading blackout.

•

Death or Disability - In the event of the death or disability of an option holder while he or she is a director or an employee or the deemed death or disability in the case of a consultant of the Company, the expiry date shall be one year from the date of death or disability. Any options held by an option holder who was a director on the date of death or disability and which are unvested as of such date will automatically vest in full as of such date and become immediately exercisable (the “Director Vesting Provisions”). Any options held by an option holder who was not a director on the date of death or disability and which are unvested as of such date will not vest. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

•

Termination of Employment - In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body), the expiry date of the option shall be the 60th day following the date the employee ceased to be employed. If the option holder ceases to be an employee as a result of (i) termination for cause; or (ii) by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, the expiry date shall be the date the option holder ceased to be an employee. All options which are not vested as of the date the employee ceases to be employed shall not vest unless the option holder continues to be a director or consultant of the Company, in which case the expiry date and the vesting of the options shall be unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

•

Mandatory Retirement - If an employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.

•

Ceasing to be a Director - In the event that an option holder is a director of the Company and ceases to be a director other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 180th day following the date the option holder ceased to be a director of the Company. If the option holder ceases to be a director but continues to be an employee or consultant, the options will not so vest and the expiry date will remain unchanged. If the option holder ceases to be a director as the result of certain prescribed circumstances in the Stock Option Plan, the expiry date of the options will be the cessation date and any unvested options will not vest.

•

Termination/Expiration of Consultant Agreement - In the event that an option holder is a consultant of the Company and the option holder ceases to be a consultant by reason of the completion or termination of the contract under which the consultant provides services to the Company, the expiry date of the option shall be the 60th day following such cessation date and any options which are unvested as of the date the option holder ceases to be a consultant will not vest, unless the option holder ceases to be a consultant but continues to be engaged as a director or employee of the Company, in which case the expiry date and vesting shall remain unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

•

Clawback Policy - Options granted under the Stock Option Plan may be subject to forfeiture in certain instances under the Company’s Code of Ethical Conduct. See “Executive Compensation - Incentive Compensation Clawback Policy”.

•	Assignment - Options are non-assignable and non-transferable otherwise than by will or the laws of descent and distribution or to a holding entity, RRSP, RRIF or TFSA of the option holder.

•

Amendments Not Requiring Shareholder Approval - The Board may, without shareholder approval, amend, suspend or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing:

(a)	altering, extending or accelerating the terms and conditions of vesting of any options;

(b)	a change to the termination provisions of the Stock Option Plan or any option which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise of options;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the Stock Option Plan;

(f)	effecting amendments necessary to suspend or terminate the Stock Option Plan;

(g)

amending the change of control provisions of the Stock Option Plan, provided that any amendment does not allow option holders to be treated any more favourably than other holders of shares with respect to the consideration holders would be entitled to receive upon a change of control; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or pursuant to the rules, regulations and policies of the TSX,

provided that any such amendment does not, without the consent of the option holder, alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment in a manner materially prejudicial to such option holder.

•	Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)	any increase in the number of shares issuable under the Stock Option Plan except such adjustments as are necessary in respect of a change in or substitution or exchange of outstanding shares;

(b)	any reduction in the exercise price of an option or the cancellation and reissue of an option within three months of the date of such cancellation;

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

(c)	any extension of the term of an option beyond its original expiry date, except as may be effected in connection with a blackout period;

(d)	any amendment to permit the transfer or assignment of an option other than for normal estate settlement purposes;

(e)	any amendment to the maximum number of shares issuable under the Stock Option Plan or any amendment to the amendment sections of the Stock Option Plan; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance - The Company does not offer financial assistance in respect of the exercise of options.

•	The annual burn rate for the options for the three most recently completed fiscal years are as follows:

2017	2016	2015
1.9%	2.7%	4.1%

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

FIRST MAJESTIC SILVER CORP. - 2018 MANAGEMENT INFORMATION CIRCULAR

Audit Committee

As required by National Instrument 52-110 - Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management discussion & analysis for the year ended December 31, 2017.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 18th day of April, 2018.

“Keith Neumeyer”

Keith Neumeyer,
President and Chief Executive Officer

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APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on
November 28, 2013)

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

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3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Compensation and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Compensation and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Compensation and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Compensation and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

	(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

	(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

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2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and

(iii)

appointing committees of the Board, including an Audit Committee, Corporate Governance Committee, Compensation and Nominating Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Compensation and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

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(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

	(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	(b)	appoint and discharge the CEO and plan CEO succession;

	(c)	set terms of reference for the CEO;

	(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

	(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	(h)	approve decisions relating to senior management, including:

(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)	employment contracts, termination and other special arrangements with executive officers;

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)	approve certain matters relating to the Company’s employees in general, including:

(i)	the Company’s broad compensation strategy and philosophy; and

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(ii)	new benefit programs or material changes to existing programs; and

(k)	ensure succession planning programs are in place, including programs to train and develop management.

4.	Strategy and Plans

The Board has the responsibility to:

	(a)	adopt and periodically review a strategic planning process for the Company;

	(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

	(f)	approve material acquisitions and divestitures;

	(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

	(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

	(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

	(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

	(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

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(d)

ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)	declare dividends if and when the Board deems it to be appropriate;

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

	(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

	(c)	approve any plans to hedge mineral sales; and

	(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

	(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)

ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure of Information, Confidentiality and Restrictions on Trading Policy;

	(c)	ensure the Board has measures in place to receive feedback from shareholders;

	(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

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(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f)	report annually to the shareholders on the Board's stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

	(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

	(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

	(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company's Disclosure of Information, Confidentiality and Restrictions on Trading Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

2.	The Act requires that each director:

	(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

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(c)	acts in accordance with the Act and the Company’s Articles.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on November 28, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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